EYI INDUSTRIES, INC.
                               7865 EDMONDS STREET
                                   BURNABY, BC
                                 CANADA V3N 1B9


July 27, 2005

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States
Securities And Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:      EYI Industries, Inc. (the "Company")
         Registration Statement on Form SB-2
         File No. 333-125344
         Filed May 27, 2005

Dear Mr. Riedler:

      At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated June 23, 2005 regarding the Company's Form SB-2 Registration Statement filed on May 27, 2005. We are providing the following letter containing our responses.


GENERAL

COMMENT 1.  Please note that our comments,  unless otherwise specified,  pertain to your responses to our previous comment letter, dated January 12, 2005, regarding your registration statement on Form SB-2, File Number 333-119106 (withdrawn April 26, 2005). As stated in our recent letter of June 8, 2005, these comments remain outstanding and must be resolved before we will be in a position to declare your current registration statement effective.

RESPONSE:   The Company respectfully notes the Commission's comment.

Mr. Jeffrey Riedler
July 27, 2005
Page 2


COMMENT 2.  Along  with your next  response  letter,  please  provide  us with a marked copy of the amended Form SB-2 that clearly evidences the revisions you have made to the registration statement. In addition, it will assist us greatly in our review if you specifically indicate in your future responses how you have revised the registration statement in response to our comments and where precisely such revisions appear in the amended SB-2. Please include page number references. We note that responses such as "We have made the revisions requested" and "We have added the disclosure requested" can make it difficult for the staff to locate changes in the revised disclosure.

RESPONSE:   We will provide a marked copy of the amendment as requested.

COMMENT 3.  We note your  response to comment 8. Once again,  however,  you have provided no analysis that would support your conclusion that neither Yorkville Advisors nor Mr. Angelo are statutory underwriters. Therefore, we reissue comment 8 in its entirety. It appears that Yorkville Advisors and Mr. Angelo are statutory underwriters and should be named as underwriters in the prospectus. They are both directly or indirectly participating in the distribution of the securities in the financing transaction. Please provide your legal analysis why this is not the case or revise the prospectus accordingly. Note that conclusory statements about the statutory underwriter status of Yorkville Advisors and Mr. Angelo are not acceptable, nor is your reliance on Aqua Wellington North America Equities Fund, Ltd. (Oct. 11, 2001) without adequate legal analysis.

RESPONSE:   Courts  have  determined  whether  an  entity  is an  underwiter  by analyzing its role in the underwriting process. Leading federal securities law commentators, including Professor Loss of Harvard
            University, have observed that the term "underwriter" is defined not with reference to the particular entity's general business but on the basis of its relationship to the particular offering. Having a certain relationship with an issuer or an underwriter does not automatically transform one into an underwriter. CEOs of traditional underwriters are not considered underwriters. More specifically, we found no basis in recent court precedent or in the securities regulations for a finding that a parent of an underwriter is a participant, either directly or indirectly, in an underwriting by virtue of its relationship as the parent entity alone.

            The issue therefore is whether Yorkville Advisors and its portfolio manager, Mr. Angelo, actually participated in the offering. The prevailing legal analyses in recent judicial decisions on the issue pose the question whether or not the entity played a role which was necessary to the distribution of the securities. A leading commentator on the subject posed the question slightly differently-

Mr. Jeffrey Riedler
July 27, 2005
Page 3


            whether the entity in question performed any specified function in relation to the offering.

            We believe that Cornell Capital's relationship to Yorkville Advisors is akin to a relationship between an underwriter-subsidiary to its non-participating corporate parent. Because Yorkville Advisors and Mr. Angelo performed no specific function with respect to the distribution, we also believe that they cannot be considered statutory underwriters. The most extreme reasoning would conclude that even their hypothetical non-existence would not prevent the distribution from going forward.

            We acknowledge that Yorkville Advisors has a pecuniary interest it derives from the Standby Equity Distribution Agreement. However, the Conference Committee Report that accompanied the Securities Act clearly states that the test for determining whether an entity ought to be considered a statutory underwriter is one of actual participation in the underwriting undertaking rather than that of a mere interest in it.

            Finally we note that a Q&A section in the SEC's March 31, 2001 quarterly update to its Current Issues and Rulemaking Projects online states only that the investor (in addition to the registered broker dealer) is required to be named as an underwriter in the prospectus. We therefore respectfully submit that Yorkville Advisors and Mr. Angelo should not be considered as statutory underwriters in this offering.

COMMENT 4.  We note your response to comment 16 and the associated  revisions to the registration statement. We reissue the comment in part. You state that you have made the revisions as we requested, but we were unable to find any disclosure responsive to our previous comment except for a reference at the top of page 31 that the Company does not expect any additional costs associated with the expansion of the marketing for Calorad. As requested before, please disclose in the body of the prospectus the total projected costs of the computer system upgrades and genealogy system. For each project, disclose how much of the total costs you expect to incur during the next twelve months. In additions, if you do not anticipate or intend that more than one commercial will be produced during this time, please so state. You should also explain what your genealogy system and Jenkon are.

RESPONSE:   We can not  provide  exact costs of  previous  upgrades  made to our computer system and genealogy system, as both of these were performed in-house by our own staff. Any additional costs we incurred for these upgrades and system were minimal, below $5,000.
            Over the next twelve months, we anticipate that we will incur costs on our computer upgrades and genealogy system of approximately
            $3,000 per month. We have added this disclosure to our MD&A section.

Mr. Jeffrey Riedler
July 27, 2005
Page 4


            We have no current plans to produce commercials over the next twelve months. In addition, we have no current plans to acquire the Jenkon software. For clarification, the genealogy system is a tracking mechanism for sales and information from our IBA's, including IBA commissions and respective IBA placement in the network with respect to one another.

COMMENT 5.  In  addition,  please  elaborate  on your  plans for the  growth and expansion of the Sales Communication  Department  referenced on page
            31.

RESPONSE:

            We anticipate hiring 3 additional people for our Sales Communication Department. We anticipate that each of these individuals would be hired on a full-time basis at $10 per hour. We will only hire these additional people if necessary as revenues generated by this department may grow. We have included the additional disclosure as requested.

COMMENT 6.  We note your response to comment 17 and the associated  revisions to the registration statement. In addition to these changes, to the extent practicable please quantify the "unexpected reduction in IBA retention which has adversely affected our gross revenues." Quantify the loss of IBAs and gross network sales that management believes are directly related to the lowering of commissions paid to your IBAs.

RESPONSE:   We lost approximately 4,500 IBA's from 2003 to 2004. We believe that the loss of 50% of these IBA's is directly  related to the  lowering of IBA  commissions.  For our annual return dated  December 2003, we reported  14,000 active IBA's and 6,000 very active  IBA's.  For our annual return dated December  2004, we reported  14,000 active IBA's and 1,500 very active IBA's. This represents a decline of 4,500 very active IBA's or 75%.  Effectively,  this is a loss of 4,500 autoship
            orders  each   month.   At  an  average   autoship   order  size  of
            approximately  $40 this  equates to a loss of  $2,160,000  annually.
            These lost sales would not generate commissions and therefore have a lowering effect our annual commission expense. We have included this disclosure in the MD&A section.

COMMENT 7.  We note your response to comment 23 and the associated  revisions to the registration statement, but were unable to locate revisions that address our request to elaborate on the amount and nature of the administrative fee assessed.

RESPONSE:   The  administrative  fee is a $40 per  year  fee  that  the  Company collects from all IBA's. The fee makes an IBA eligible to: (1) earn commissions from the Company; and (2) receive host services from the Company, including: online training, assistance to customize their own websites, and information to assist them in managing their team members, as well as (3) the ability to purchase our products at wholesale prices. This disclosure has been added to the amended registration statement.

Mr. Jeffrey Riedler
July 27, 2005
Page 5


COMMENT 8.  We note your response to comment 24 and the associated  revisions to the registration statement. However, the disclosure you have added to the bottom of page 44 regarding Nutri-Diem should also appear in the "Certain Relationships" section, as we requested.

RESPONSE:   We have added the  disclosure  regarding  Nutri-Diem  to the Certain
            Relationships section as requested.

COMMENT 9.  We note your response to comment 27. However, it appears that of the
            2,500 IBA testimonials that you claim in your December 22, 2004 response letter to have accumulated, only 312 of the testimonials are supported by release forms. Most of the testimonials, it seems, are from weekly conference calls as to which you do not maintain a database. If you have no database or record of these approximately 1,800 testimonials, please explain to us how you can, be sure of the accuracy of this number.

RESPONSE:   We  have  removed  the  reference  with  respect  to the  2,500  IBA testimonials. We believe that we did receive this number of actual testimonials, however, as noted only 312 of the testimonials are supported by release forms.

COMMENT 10. We note your response to comment 28 and the associated  revisions to the registration statement. We reissue the comment in part. Please revise to specify the owners of each of the consignment centers.

RESPONSE:   We  respectfully  note that each  owner of a  consignment  center is specified  in the table on pages 53 and 54.  We have  added the word
            "Owner" to the first column of the table on pages 53 and 54 to clarify this issue.

COMMENT 11. We note your response to comment 29 and the associated  revisions to the registration statement. We reissue the comment in part. Please state in the body of the prospectus whether or not you are currently in compliance with all of the regulations you mention. In addition, we note your statement that you "did declare `some' past issues with the FDA, in the SB-2 already." Please disclose all previous FDA issues.

RESPONSE:   We believe that we are currently in compliance  with all regulations that we mention in the registration statement. The reference that we
            "did declare `some' past issues with the FDA" has been revised to reflect that we have disclosed all previous FDA issues.

Mr. Jeffrey Riedler
July 27, 2005
Page 6


COMMENT 12. We note your response to comment 33 and the associated  revisions to the registration statement. We reissue the comment in part. Please disclose in your "Certain Relationships" section that the consulting agreement with Flaming Gorge has been renewed, as you indicated in your December 22, 2004 response letter. Discuss the terms of the renewal and the services to be provided by Flaming Gorge.

RESPONSE:   We have added the disclosure that the consulting  agreement has been renewed, as well as the terms and services related to such agreement.

Financial Statements for December 31, 2004

COMMENT 13. Please  provide  two years of  audited  statements  of cash flows as required by Item 310 of Regulation S-B. Your current filing includes a short period which does not fulfill the requirement. Please file a cash flow statement for the year ended June 30, 2003 in addition to what you have already included in your current filing.

RESPONSE:   As discussed with Mr. Todd Sherman on June 27, 2005, we respectfully note that the cash flow  statement  for the year ended June 30, 2003 is part of the cash flow  statement  reported in the  December  2003 audited financial statements.

Pursuant to the Commission's request, the Company acknowledges that

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority; in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Dori O'Neill
-----------------------
Dori O'Neill
Chief Operating Officer